Exhibit 4.58

Principle Agreement

to terminate the Licence Agreement for

SCD Technology of 28 July 2008

and to arrange a

Joint Development Agreement

for SCD Technology

between

aerodyn Asia Co. Ltd.

16/F Rykadan Capital Tower

177 Hai Bun Road, Kwun Tong

Kowloon, Hong Kong

- hereinafter referred to as “aerodyn” –

and

Guangdong Mingyang Wind Power Industry Group Co. Ltd.

Jianye Rd, Torch Hi-Tech Industry Zone,

Zhongshan 528437,

Guangdong, P.R. China

- hereinafter referred to as “Mingyang” –

(each a “Party” and collectively the “Parties”)

This contract consists of a total of 10 pages.

It is drafted in duplicate (i.e. two identical copies)

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Preamble:

On 28 July 2008 Mingyang and aerodyn signed a Licence Agreement for SCD Technology. Both Parties have been actively involved in the technology development process, devoting substantial efforts to the SCD Technology with regard to the design prototype production test commissioning supply chain development as well as the certification process.

To enhance and consolidate the partnership between Mingyang and aerodyn, both Parties agree to terminate the Licence Agreement for SCD Technology and to arrange a Joint Development Agreement to extend the rights of Mingyang for the SCD Technology.

This Principle Agreement only defines the major agreed principles between the Parties in the meeting on Dec 30 2015, and a Joint Development Agreement will be drafted by Mingyang later after signing this Principle Agreement. The Joint Development Agreement should have the aim of providing Mingyang with all rights for the SCD Technology in the PRC on an exclusive basis.

In this Principle Agreement the ‘People’s Republic of China’ ( PRC) means China without the Province of Taiwan.

Provisions:

Art. 1 Termination of the Licence Agreement for SCD Technology

The Parties agree to terminate the License Agreement for SCD Technology dated on July 28th 2008 on condition that and effected from the date the complete final payment according to this Principle Agreement is fulfilled. The Parties agree that after this date the Joint Development Agreement will be legally binding and will be strictly enforced for execution.

With signing this Principle Agreement it will be in force and this Principle Agreement shall be final and binding with its signing by both parties.

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aerodyn’s contractual obligation of the Licence Agreement of SCD Technology for getting the A-Design Assessment for the 6 MW WECS is not required any more by MingYang.

Also the support of aerodyn for the ‘witnessing of commissioning’ for the 6.0MW SCD turbine in Rudong is not required any more by MingYang.

Art.2 Exclusivity with Regard to SCD Technology

2.1 On condition that and effected from the complete final payment according to this Agreement is fulfilled, aerodyn grants Mingyang the exclusive right to own and use the design and contractual know-how for manufacturing of components, assembly and distribution for all existing turbine types of SCD-Technology within the PRC.

2.2 Mingyang will furthermore be entitled to use and exploit the knowledge of the existing SCD-Technology as well as to carry out any kind of further development of the contractual know-how by its own responsibilities.

2.3 aerodyn shall have the sole right to grant further licences of the 3.0MW and 6.0MW and aerodyn’s new developments of SCD Technology to other licensees outside the PRC. The granting of sublicenses by Mingyang is not permitted at any time outside the PRC.

2.4 To enter into Joint-Ventures or similar partnerships for the final assembly and/or distribution of SCD-turbines outside the PRC shall only be allowed for Mingyang in the case that Mingyang holds more than 50% in these companies by capital and by voting rights. Above described partnerships shall not be interpreted as sub-licensing by Mingyang.

2.5 aerodyn grants Mingyang a non-exclusive license for distributing the SCD products worldwide, excluding the land and water territories of Japan. aerodyn will make sure that this non-exclusive license is free of charge with respect to intellectual property rights pertaining to SCD Technology granted to Mingyang. Particularly, aerodyn will make sure that the distribution of SCD products by Mingyang is free of charge with respect to and will not be interfered with license agreements granted by aerodyn to third parties.

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2.6 Both Parties further agree that, in Western Europe (Norway, Sweden, Finland, Denmark, Spain, Italy, Portugal, Greece, Germany, France, Belgium, United Kingdom, Ireland, Netherland, Luxembourg, Austria and Monaco) Mingyang will only have the right for distributing the SCD products in such onshore/offshore projects with Chinese investments or funded by a Chinese Financing Institution. Otherwise Mingyang is not allowed to distribute SCD products in the above listed contries of Western Europe.

Art.3 Intellectual Property Rights

aerodyn will transfer the ownership of the SCD-patents (including CN200880008108.8, CN200980144857.8 and CN201180022793.1, see Annex 1) and the Trademark SCD granted in the PRC exclusively to Mingyang.

Art. 4 Technical changes of Mingyang

The Joint Development Agreement allows Mingyang to change the technical design of the machines, make improvements of the SCD Technology or develop new types or power categories by themselves and by their own responsibilities. aerodyn in such case must not be informed by Mingyang. This will also apply to those modifications already done by Mingyang in the past.

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Art.5 Payment and schedule

Both Parties agree the following payment schedule:

5.1 One week after MY and aerodyn signing this Priniple Agreement, the first payment of 1,25 Mio Euro will be paid;

5.2 One week after the receipt of this first payment, aerodyn will deliver the SCD 6MW source code of the control software to Mingyang (including a hard copy and a soft copy);

5.3 One week after this delivery the second payment of 1,25 Mio Euro will be paid;

5.4 One week after the receipt of this second payment, aerodyn will issue the ,patent transfer contract’ for the SCD patents (listed in article 3) and trademark and send it to Mingyang. aerodyn will provide the necessary help to Mingyang to finish the transfer at the patent office in China;

5.5 The last payment of 1,0 Mio EURO will be done latest 3 month after the ,patent transfer contract’ for the patents and trademark is deliverd by aerodyn to Mingyang;

5.6 During this 3 month period, Mingyang agrees to provide one set of two SCD 3MW-100 blade to aerodyn for free. The blades are EX-WORK, and Mingyang will not be responsible for any transportation out of the factory and custom duty. The production must be done to the original lamination plan and specifications and will be supervised by aerodyn and GL employees. The costs for aerodyn and GL employees are born by aerodyn.

5.7 After receipt of the final payment of 1.0 Mio EURO the License Agreement from 28.07.2008 expires.

5.8 aerodyn agrees to issue necessary invoices to Mingyang for payment. aerodyn also will issue a acknowledgement letter to Mingyang after receivig each payment according to this Principle Agreement.

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Art.6 Transitional clause

6.1 With the joint signature of this Principle Agreement, Mingyang acquires the right to invoke the rights conferred by the intellectual property rights mentioned in Art. 3 on behalf of aerodyn. aerodyn is entitled to revoke this right upon failure of any of the payments mentioned in 5.1, 5.3 and 5.5.

6.2 While aerodyn bears its own costs for the preparation of this Principle Agreement, Mingyang is obliged to bear all those costs of the intellectual property rights mentioned in Art. 3, which will become due after the joint signature of this Principle Agreement.

Art.7 Governing law and arbitation

This Principle Agreement shall be governed by the law of Switzerland. In the event of any dispute arising out of or in connection with this agreement, the Parties shall consult with a view to reaching a solution upon receipt of written request from Party to this agreement for such consultation. Any disputes that cannot be solved amicably within 45 days following the receipt of such written request shall be settled according to the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules of Arbitration. The Emergency Arbitrator Provisions shall not apply. The place of arbitration shall be Singapore and the language of the arbitration shall be English.

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